                                                         Exhibit 12(b)

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Combined Fixed Charges
                and Preferred Stock Dividends (Unaudited)
                              (In millions)

                                                Six Months
                                                Ended June 30,
                                                --------------
                                                1996       1995
                                                ----       ----

Earnings:
Income before taxes                             $150.0     $127.2

Add (deduct):
   Income taxes of 50% owned affiliates            1.8        2.4

   Equity in (earnings) losses of less than 50%
      owned affiliates                            (1.3)       1.8

   Interest capitalized, net of amortization       0.1       (0.2)

   Fixed charges:
      Interest expense                            20.8       22.9
      Estimated interest factor in rent expense   10.1        8.8
                                                ------     ------

         Total                                  $181.5     $162.9
                                                ======     ======

Fixed Charges:
   Interest expense                              $20.8      $22.9

   Estimated interest factor in rent expense      10.1        8.8

   Preferred stock dividend requirement            4.8        9.4
                                                ------     ------

        Total                                   $ 35.7     $ 41.1
                                                ======     ======



Ratio of earnings to combined fixed charges
  and preferred stock dividends                    5.1        4.0
                                                   ===        ===